EXHIBIT 99.1

Statoil ASA: Notifiable trading

The following close associate to a primary insider in Statoil ASA (OSE:STL, NYSE:STO) has sold shares in Statoil ASA:

Virkelyst AS (org. no. 989 982 893), close associate to Hans Henrik Klouman, General Counsel in Statoil ASA, has on 22 December 2017 sold 1202 shares in Statoil ASA at a price of NOK 175.80 per share and will after the sale hold 0 shares in Statoil ASA.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.